Berenberg Capital Markets LLC

Statement of Financial Condition
December 31, 2019

FILED PURSUANT TO RULE 17A-5(e)(3) AS A
PUBLIC DOCUMENT

Berenberg Capital Markets LLC
Contents







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68821

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERENBERG CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 53rd Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lars Schwartau 646-949-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lars Schwartau _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BERENBERG CAPITAL MARKETS LLC _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Alyssa S. Clements
Notary Public, State of New York
Reg. No. 01CL6370331
Qualified in New York County
Commission Expires 01/29/2022

_____
Signature

Co-CEO
_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors
Berenberg Capital Markets LLC
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Berenberg Capital Markets LLC (the “Company”) as of December 31, 2019, and the related notes (collectively referred to as “the financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company’s auditor since 2011.

New York, New York
March 2, 2020

Berenberg Capital Markets LLC
Statement of Financial Condition

December 31, 2019

Assets

Cash & cash equivalents	$	16,575,611
Financial instruments owned, at fair value		6,645,151
Due from clearing broker		4,520,128
Clearing deposit		1,000,000
Accounts receivable from Berenberg Bank		864,249
Accounts receivable		302,538
Due from customer		516,695
Property and equipment, net of accumulated depreciation of $3,288,299		8,778,403
Right-of-use assets		23,977,190
Prepaid expenses and other assets		1,262,146
Tax receivable		201,644
Total Assets	**$**	**64,643,755**

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	1,126,820
Compensation payable		6,313,090
Due to Parent		32,065
Operating lease liability		28,577,227
Fails to receive		516,695
Total Liabilities		**36,565,897**

Commitments and Contingencies (Note 7)

Member's Equity:

Member's equity		28,077,858
Total Member's Equity		**28,077,858**
Total Liabilities and Member's Equity	**$**	**64,643,755**

See accompanying notes to statement of financial condition.

1. Business

Berenberg Capital Markets LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority ("FINRA") as of November 9, 2011, incorporated on December 8, 2010 and commenced operations on January 1, 2011. The Company is engaged primarily in introducing customers to a foreign affiliate. The Company was wholly owned by Berenberg Americas LLC prior to October 31, 2019. Effective November 1, 2019, Berenberg Americas LLC was merged with Berenberg Asset Management LLC, an investment advisor registered with the SEC and remains the surviving company from the merger. The Company is now wholly-owned by Berenberg Asset Management LLC ("Parent").

The Company conducts its Securities and Exchange Commission ("SEC") Rule 15a-6 activities on a receive versus payment ("RVP")/delivery versus payment ("DVP") basis. The Company is allowed to conduct a settlement system that stipulates cash payment must be made simultaneously with the delivery of a security. The Company is related through ownership to Joh. Berenberg, Gossler & Co. KG, ("Berenberg Bank"), an affiliated German financial institution based in Hamburg with the Parent as the intermediary holding company. Berenberg Bank has only been given the right to settle trades on behalf of the Company through the Prezioso interpreted letter in SEC Rule 15a-6.

On June 10, 2015, the Company was approved to conduct the sales and trading of U.S. securities as an introducing broker dealer. All transactions are cleared on a fully-disclosed basis through Pershing LLC.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) for the 15a-6 activities and under SEC Rule 15c3-3(k)(2)(ii) for the U.S. securities business.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of ninety days or less, as cash and cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

As of December 31, 2019, restricted cash of approximately $3,074,900, is included in cash and cash equivalents. Restricted cash is collateral for a letter of credit on an operating lease.

As of December 31, 2019, the Company maintains a cash account of approximately $256,000 with Berenberg Bank.

Fair Value of Financial Instruments

The carrying value of the Company's assets and liabilities, which qualify as financial instruments, approximate fair value.

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

As of December 31, 2019, the Company held investments in U.S. Treasury securities which are generally valued using quoted market prices or are benchmarked thereto. U.S. Treasury securities with maturities greater than 90 days are classified as Level 1 within the fair value hierarchy.

Due from Customer

Due from customer includes amounts due from from customers for the failed foreign securities transactions executed pursuant to SEC Rule 15a-6. The Company records these receivables when the transaction fails to settle on the contracted settlement date.

Fails to Receive

In the normal course of business, the Company chaperones security transactions pursuant to SEC Rule 15a-6 on behalf of customers on a receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

The Company had fails to receive trades executed and to be settled by Berenberg Bank at December 31, 2019 that amounted to $516,695, which is shown on the Statement of Financial Condition.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 1-10 years), using the straight-line method.

Leases

Effective January 1, 2019, the Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability

2. Significant Accounting Policies (Continued)

Leases (Continued)

and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

The adoption had no material effect on Member's Equity.

Revenue Recognition and Related Party Transactions

Transfer Pricing
Effective January 1, 2018, the Company entered into a Transfer Pricing Agreement ("TPA") with Berenberg Bank to allocate and distribute global equities profits across all reporting entities. Under this agreement, Berenberg Bank splits the profits derived from commission based sales services, client related proprietary trading equities and underwriting business, and according to the accounting transaction types and their distribution keys as defined the TPA. The TPA provides for a net profit split to be paid to the Company through a Net Profit Split distribution earned by the Company. The Company recognizes income when it is earned and, from time to time, there are nominal intercompany transactions incurred between the Company and Berenberg Bank.

As of December 31, 2019, the Company had a receivable of TPA compensation of $668,427, which is included in Accounts receivable from Berenberg Bank on the Statement of Financial Condition.

Commissions
The Company earns commissions from executing transactions through its fully disclosed clearing broker, Pershing LLC, on behalf of its customers, as well as Berenberg Bank. The execution of each trade order on trade date represents a distinct performance obligation and the transaction price at the point in time the trade order is fixed. The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchasers are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

As of December 31, 2019, the Company had a receivable from these commissions attributable from Berenberg Bank of $147,704, which is included in Accounts receivable from Berenberg Bank on the Statement of Financial Condition.

The Company records all securities transactions on a settlement date basis. There is no material difference between settlement date and trade date.

2. Significant Accounting Policies (Continued)

Revenue Recognition and Related Party Transactions (Continued)

Cost Plus
The Company has entered into an agreement with Berenberg Bank, effective January 1, 2018, "Cost-Plus Agreement – Sales Shipping US", whereas under the SEC Rule 15a-6 chaperoning arrangement in accordance with Rule 15a-6(a)(3), the Company agrees to chaperone Berenberg Bank's commercial transactions in non-publicly traded securities issued by companies doing business in the shipping and infrastructure industry sector. As consideration for this agreement, Berenberg Bank agrees to pay the Company the total amount of costs earned by the US Shipping department plus a mark-up of 10% ("Cost-Plus"). This agreement was terminated on February 28, 2019. As of December 31, 2019, a receivable of $44,965 is included in Accounts receivable from Berenberg Bank on the Statement of Financial Condition.

Investment Banking
The Company participates in securities underwriting transactions. The Company recognizes underwriting fees on the trade date of the transaction as there are no significant actions which the Company needs to take subsequent to this date and the client obtains the control and benefits of the offering at that point. Payment for investment banking revenue is typically collected from the lead underwriter within 90 days of the closing of the transaction. Costs associated with fulfilling underwriting assignments are deferred until the related revenue is recognized or the assignment is otherwise concluded. All other underwriting costs are expensed as incurred.

Research Income
The Company produces equity research reports for distribution to its US institutional customers ("customers"). In turn, these customers compensate the Company with payment for research as part of a commission sharing agreement or at the customer's discretion, per SEC Rule 28E.

Other Related Party Transactions
The Company occasionally incurs operating expenses on behalf of the Parent. For the year ended December 31, 2019, the Company paid $2,200 for such expenses, which is included in Due to Parent on the Statement of Financial Condition.

The Company entered into an Agreement of Sublease with the Parent on June 1, 2019. Under this agreement, the Parent is subleasing a 100 square foot single office within the Company's New York office space. For the year ended December 31, 2019, sublease rental income due from the Parent was $6,906, which is included in Due to Parent on the Statement of Financial Condition.

The Company entered into a License Agreement with the Parent on August 5, 2019. Under this license agreement, the Company is subleasing the Parent's Chicago office space. For the year ended December 31, 2019, rent expense due to the Parent was $41,171, which is included in Due to Parent on the Statement of Financial condition.

2. Significant Accounting Policies (Continued)

Revenue Recognition and Related Party Transactions (Continued)

On occasion, the Company enters into promissory note agreements with relocating employees to advance funds necessary to cover certain upfront relocation expenses. These notes are generally for a term less than one year and include interest at applicable federal rates. Repayment of these notes are made via payroll deductions. As of December 31, 2019, there was an outstanding balance of $76,269 of advances to employees, which is included in Prepaid expenses and other assets on the Statement of Financial Condition.

Foreign Currency

In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Income Taxes

The Company accounts for income taxes in accordance with ("ASC") 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. It is the policy of the Company to comply with the provisions applicable to companies, as defined by Subchapter C of the Internal Revenue Code.

The Company files Federal, state and local income tax returns. On the Federal and various State returns, the Company files on a group basis with the Parent. As the Company was able to utilize losses generated by the Parent in 2014 and 2015, the Company initially recorded a liability to the Parent for the tax benefit received of $544,999, all of which was paid during 2019. No income tax returns are currently under examination. The Company's Federal tax returns since 2016 are currently open to examination. As of the end of the tax year 2019, the Company estimated to have approximately $912,000 of Federal net operating losses, as well as certain state local net operating losses, which start expiring in 2036.

As a result of the Tax Act which became law on December 22, 2017, the Federal statutory tax rate was reduced to 21% as of January 1, 2018. As part of the new Tax Act, the Company is subject to the IRC Section 163(j) interest limitations, as well as a base erosion and anti-abuse tax ("BEAT"). The effect of these two provisions did not have a material impact on the financial

2. Significant Accounting Policies (Continued)

Income Taxes (Continued)

statements for the year. As part of the new Tax Act, IRC Section 163(j) interest limitations were revised and the base erosion and anti-abuse tax ("BEAT") was newly implemented. The effect of these two provisions did not have any impact on the financial statements for the year. For the year ended December 31, 2019 the effective tax rate differs from the statutory rate of 21% primarily due to the full valuation allowance, state and local income taxes and nondeductible expenses.

Management has analyzed the Company's tax positions taken on income tax returns for all open tax years. The Company has no unrecognized tax benefits at December 31, 2019. In addition, the Company has concluded that it does not have any uncertain tax positions. If the Company generates pre tax book income in 2020, it is anticipated that it would need to reconsider its valuation allowance position.

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Deferred tax assets:		
Operating lease liabilities	$	8,078,074
Net operating losses carryforward		1,756,413
State bonus depreciation		43,385
Charitable contributions		16,130
Unrealized losses		5,286
Total deferred tax assets		9,899,288
Right of Use assets		(6,777,758)
Property and equipment, net		(243,685)
Unrealized gains		(7,780)
Net deferred tax assets before valuation allowance		2,870,065
Valuation allowance		(2,870,065)
Net deferred tax assets after valuation allowance	$	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the inability to predict estimates of future taxable income over the periods in which the deferred tax assets are deductible, at December 31, 2019, management is uncertain the Company will realize the benefits of these deductible differences, and therefore, has placed a full valuation allowance against these deferred tax positions.

2. Significant Accounting Policies (Continued)

Adopted Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which was subsequently amended in July 2018 by ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, ASU 2018-20, Leases (Topic 842): Narrow Scope Improvements for Lessors, and ASU 2019-01, Leases (Topic 842): Targeted Improvements. This ASU requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases for which the recognition exemption is elected.   For leases, leases will continue to be classified as either operating or finance leases. The Company adopted the ASU effective January 1, 2019 using the alternative transition approach by recording a right-of-use asset and lease liability for operating leases of $26,814,232 and $31,606,911, respectively, at that date; the Company did not have any capital lease assets and liabilities upon adoption. Adoption of the ASU did not have an effect on retained earnings.   The Company availed itself of the practical expedients provided under the ASU and its subsequent amendments regarding identification of leases, lease classification, indirect costs, and the combination of lease and non-lease components.

Accounting Standards to be Adopted in Future Periods

Changes to the Disclosure Requirements for Fair Value Measurement (ASC 820)
In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." The objective of this guidance is to improve the effectiveness of disclosures related to Fair Value measurement in the notes to financial statements by eliminating certain disclosure requirements for fair value measurement, requiring public business entities to disclose certain new information and modifying some disclosure requirement. The guidance is effective for the Company's fiscal year ending December 31, 2020, and early adoption is permitted. The Company is currently evaluating the impact of the ASU on its disclosures in the financial statements.

Income Taxes (ASC 740)
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the guidance is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The guidance is effective in the first quarter of fiscal 2022. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

Financial Instruments - Credit Losses (ASC 326)
In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. The guidance is effective in the first quarter of fiscal 2021. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

3. Significant Risk Factors

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole. As a result, net income and revenues may vary significantly from year-to-year.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Cyber-Security risk
Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on our critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third-parties that the Company does business with and employee training.

4. Due from Clearing Broker

The Company has a clearing agreement with its clearing broker to carry its customers' Delivery vs. Payment ("DVP") & Receive vs. Payment ("RVP") accounts at Pershing, LLC, as well as the Company's accounts as a customer of the clearing broker. At times, the Company will have receivables (e.g. client commissions received) and/or payables to the broker, which may include cash balances, net of margin debit balances and collateral posted (e.g. clearing deposit). The due from clearing balance of $4,520,128 includes cash balances, net of margin debit balances as of December 31, 2019.

5. Clearing Deposit

As part of the Company's clearing agreement with its clearing broker, a minimum deposit of $1,000,000 is to be maintained at all times. As of December 31, 2019, collateral of $1,000,000 in a certificate of deposit which is shown on the Statement of Financial Condition.

6. Property and Equipment, Net

At December 31, 2019, property and equipment, net consisted of:

	Estimated Useful Life	Amount
Artwork	-	63,554
Leasehold improvements	Lease term	8,184,407
Computers and equipment	3-5 years	2,374,762
Furniture and fixtures	7 years	1,443,979
		12,066,702
Less: Accumulated depreciation		(3,288,299)
	$	8,778,403

During the year ended December 31, 2019, the Company disposed of fully depreciated property and equipment with a cost of $543,508. The Company also abandoned leasehold improvements with a remaining net book value of $180,451.

7. Subordinated Borrowings

On March 27, 2019, the Company entered into a credit facility agreement with Berenberg Bank that provides for borrowings under a line of credit of up to $50,000,000, in accordance with FINRA Rule 15c3-1d regarding temporary subordinated loans. The note bears interest at 1-month USD Berenberg Bank refinancing rate (ranging from 195 to 280 basis points during 2019) + 250 basis points. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of1934, as amended. As of December 31, 2019, no amounts were outstanding under the Subordinated Debt Facility.

8. Commitments and Contingencies

Operating Leases

The Company leases office space and copiers under non-cancellable operating leases expiring through 2030.   The majority of the Company's right-of-use assets and lease liabilities at December 31, 2019 result from an operating lease of 31,700 square feet in New York for its corporate office, which commenced in 2017 and expires in 2030. The Company pays fixed rent and its share of the building's operating costs and real estate taxes. Fixed rate increases every 4 years during the 12-year term, and there is one 5-year renewal option at a mutually agreed upon fair rental value. The Company has an early termination option at the end of the 6th year of the lease after giving 15 months' written notice to the landlord; there is an early termination fee

8. Commitments and Contingencies (Continued)

Operating Leases (Continued)

equal to 4 months' of rent and additional rent (operating costs), plus the unamortized portion of the certain defined landlord expenses.

The Company's office space leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees.   Variable expenses generally represent the Company's share of the landlord's operating expenses.

At December 31, 2019, the Company had operating lease liabilities of $28,577,227 and operating right of use assets of $23,977,190, which is shown on the Statement of Financial Condition.

The following summarizes quantitative information about the Company's leases as of and for the year ended December 31, 2019:

Lease cost		*Year ended December 31, 2019*
Operating lease cost	$	3,590,356
Short-term lease cost		41,171
Variable lease cost		256,689
Total lease cost	$	3,888,216

Other information		
Operating cash flows from operating leases	$	3,705,371
Right of use assets exchanged for new operating lease liabilities	$	26,985,178
Weight-average remaining lease term - operating leases		10.3 years
Weighted-average discount rate - operating leases		4.50%

Maturities of operating leases, excluding short-term leases, are as follows:

Year ending December 31,		
2019	$	3,203,394
2020		3,207,452
2021		3,281,909
2022		3,391,900
2023		3,391,900
Thereafter		19,640,792
Total		36,117,347
Discount		(7,540,120)
Operating lease liabilities included in the Statement of Financial Condition	$	28,577,227

Berenberg Bank serves as the guarantor under provisions of the lease. Payments under the guaranty are not to exceed $3,500,000 and are payable under breach of any warranty or default. During the year ended December 31, 2019, the Company made interest payments to Berenberg Bank relating to the guaranty.

8. Commitments and Contingencies (Continued)

Operating leases (Continued)

Other
As of December 31, 2019, the Company declared $5,963,090 in discretionary bonuses and $350,000 in non-discretionary bonuses, which is included in Compensation payable on the Statement of Financial Condition.

The Company may be subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of the claims and litigation, if any, will not have a material adverse effect on the Company's financial position.

9. Employee Benefit Plan

The Company has a defined noncontributory profit sharing plan under Section 401 (k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

10. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2019, the Company had net capital of $19,262,858 which exceeded its requirement of $250,000 by $19,012,858.

11. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 2, 2020, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.